September 14, 2009

United States Securities & Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-0405

Attention:Ta Tanisha Meadows

RE: 2008 Re-Audit Process and reply to 09/08/2009 letter

Dear Ms. Meadows:

This letter shall serve to reply to those certain letters from you, dated September 2, 2009 and September 8, 2009.  In this regard please be advised as follows:

September 2, 2009 Letter:

The Board of Directors of Skye International inc. (the “Company”) today adopted a resolution discharging its current auditor in favor of the appointment of the independent audit firm Mantyla McReynolds.  The retainer of Mantyla McReynolds includes a provision for the re-audit of the financial statements for the year ended December 31, 2008.  The Company hopes to commence the re-audit process later this week and complete the re-audit in advance of the upcoming form 10Q filing for the period ended September 30, 2009.

September 8, 2009 Letter:

In connection with the comments provided herein we hereby acknowledge and cofirm that:

-	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Respectfully,
Gregg C. Johnson
Chief operating Officer